May 19, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On March 7, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Global Fusion Tactical Equity Fund and the Global Fusion Long/Short Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 228 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 21, 2011 you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

PROSPECTUS SUMMARY

1.

Comment.  In the footnotes to the table describing fees and expenses of the Funds, please include a footnote to the Redemption Fee describing the fee for redemption proceeds sent by wire.

Response.  The Registrant has added the requested footnotes.

2.

Comment.  With respect to both Funds, please confirm that short selling expenses, if any, are included under Other Expenses in each Fund's table describing fees and expenses.

Response.  The Registrant confirms that short selling expenses, if any, are included under Other Expenses in each Fund's table describing fees and expenses.

3.

Comment.  With respect to both Funds, under the section entitled Principal Investment Strategies, in the section highlighted with bullet points, please clarify what is meant by "value investing" and "behavior finance."

Response.  The Registrant has amended the description of "value investing" to provide additional information that it believes will illuminate the meaning of these terms for prospective shareholders.  The Registrant notes that "behavior finance" is described in the paragraph above the bullet point reference to behavioral finance.

4.

Comment.  With respect to both Funds, under the section entitled Principal Investment Strategies, in the last paragraph or paragraphs, please endeavor to use "plain English" to clarify the adviser's investment process.

Response.  The Registrant has restated the paragraphs in, what it believes to be, plain English.

5.

Comment.  With respect to both Funds, under the sub-section entitled Is the Fund Right for You?, please include a reference to an investor's risk tolerance.

Response.  The Registrant has added disclosure referencing risk associated with the principal asset class used by each Fund.

6.

Comment.  With respect to the Global Fusion Long/Short Fund, under the section entitled Principal Investment Strategies please remove the reference to "stop-loss" and clarify how the adviser's strategies will protect capital during unfavorable market conditions.

Response.  The requested deletion has been made and the disclosure has been amended to clarify how the adviser's strategies will protect capital during unfavorable market conditions.

PROSPECTUS STATUTORY PORTION

7.

Comment.  With respect to both Funds, please confirm that Mr. Dooley managed the separate accounts and pooled investment vehicle in a substantially similar manner as will be employed in his management of each Fund.

Response.  The Registrant confirms that each Fund will be managed in a substantially similar manner as the respective separate accounts or pooled investment vehicle for which prior performance is presented.

8.

Comment.

(A) With respect to the prior performance information presented in relation to the Global Fusion Tactical Equity Fund, please add disclosure noting that GIPS® performance calculations differ from those used under the SEC method.  Additionally, please confirm that separate account expenses were lower than estimated Fund expenses.

(B) With respect to the prior performance information presented in relation to the Global Fusion Long/Short Fund, please add disclosure noting that performance calculations used are not the same as those used under the SEC method.  Additionally, because the actual expenses of the Global Fusion Long/Short Account were higher than those of the Fund, please present actual returns rather than re-stated returns using the Fund's estimated expenses.

Response.

(A) The Registrant has added disclosure distinguishing GIPS® performance calculations from those used under the SEC method.  Upon delivery of composite expenses by the adviser, the Registrant has learned that composite expenses were higher than estimated Fund expenses (assuming Fund expenses remained capped at 1.10% as described in the Fund's Prospectus).  Therefore, the Registrant has amended the prior performance information to present the composite performance net of actual expenses.

(B) The Registrant has added disclosure noting that the Global Fusion Long/Short Account's performance calculations differ from those used under the SEC method.  The Registrant has amended prior performance information to use actual expenses of the Global Fusion Long/Short Account rather than re-stated returns using the Fund's estimated expenses.

9.

Comment.  With respect to each Fund, please provide a consent letter from the relevant auditor or performance verification service.

Response.  The Registrant has added the requested consents.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771